Exhibit 23.2

1927 Hillgreen Drive Katy, TX 77494 Tel: 713-882-9598 www.mirepetroleumconsultants.com

August 12, 2024

Fruci & Associates

802 N. Washington St.

Spokane, WA 99201

ATTN: Mr. Kory Kolterman

SUBJECT: Formation Minerals, Inc., as successor by merger to Verde Bio Holdings, Inc.

May 1, 2024 - Reserves

Mire Petroleum Consultants hereby consents to the use of its name and the information from its reports regarding its estimates of reserves and future net revenues from the production and sale of those reserves of Verde Bio Holdings, Inc. for use in filings by Formation Minerals, Inc., as successor by merger to Verde Bio Holdings, Inc., with the Securities Exchange Commission, including but not limited to, 8-Ks, 10-Ks, 14fs and registration statements, as of the date reported May 22, 2024.

Sincerely,

/s/ Kurt Mire, P.E.
Kurt Mire, P.E.
Petroleum Consultant